# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cango Inc., CIK 0001725123
CUSIP: 137586103
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai, China (F4), 200124
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001144204-19-006384
Filed by CIK 0001730820

## Reporting persons
- Taikang Asset Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; sole voting power 9,576,483; shared voting power 0; sole dispositive power 9,576,483; shared dispositive power 0; aggregate amount beneficially owned 9,576,483 (4.4% of the class)
  Comment: Taikang Asset Management Co., Ltd. ("Taikang Asset Management") indirectly holds 2,867,491 Class A ordinary shares (represented by ADSs) of the Issuer. In addition, Taikang Asset Management has been delegated by Taikang Life Insurance Co., Ltd. ("Taikang Life") with respect to certain investment discretion over Magic Spark Inc. Accordingly, Taikang Asset Management may be deemed to beneficially own 6,708,992 Class A ordinary shares (represented by ADSs) held by Taikang Life for purpose of Rule 13d-3.
  
  Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 26, 2024, which takes into account 144,857,131 Class A ordinary shares and 72,978,677 Class B ordinary shares.
- TK Autolink Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 3,584,364; shared voting power 0; sole dispositive power 3,584,364; shared dispositive power 0; aggregate amount beneficially owned 3,584,364 (1.6% of the class)
  Comment: Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 26, 2024, which takes into account 144,857,131 Class A ordinary shares and 72,978,677 Class B ordinary shares.
- Magic Spark Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 6,708,992; shared voting power 0; sole dispositive power 6,708,992; shared dispositive power 0; aggregate amount beneficially owned 6,708,992 (3.1% of the class)
  Comment: Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 26, 2024, which takes into account 144,857,131 Class A ordinary shares and 72,978,677 Class B ordinary shares.
- Shanghai Canji Enterprise Management Consulting Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; sole voting power 3,584,364; shared voting power 0; sole dispositive power 3,584,364; shared dispositive power 0; aggregate amount beneficially owned 3,584,364 (1.6% of the class)
  Comment: Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 26, 2024, which takes into account 144,857,131 Class A ordinary shares and 72,978,677 Class B ordinary shares.
- Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); member of a group; sole voting power 3,548,520; shared voting power 0; sole dispositive power 3,548,520; shared dispositive power 0; aggregate amount beneficially owned 3,548,520 (1.6% of the class)
  Comment: Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 26, 2024, which takes into account 144,857,131 Class A ordinary shares and 72,978,677 Class B ordinary shares.
- Taikang Life Insurance Co., Ltd.: type of reporting person: insurance company (IC); citizenship or place of organization: China (F4); member of a group; sole voting power 6,708,992; shared voting power 0; sole dispositive power 6,708,992; shared dispositive power 0; aggregate amount beneficially owned 7,593,922 (3.5% of the class)
  Comment: Taikang Life Insurance Co., Ltd. ("Taikang Life") directly holds 100% shares of Magic Spark Inc., which directly holds 6,708,992 Class A ordinary shares (represented by ADSs) of the Issuer. In addition, Taikang Life is a limited partner in Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership) ("Shandong Fund") and indirectly holds 884,930 Class A ordinary shares (represented by ADSs) of the Issuer, although the voting power and dispositive power with respect to such shares have been passed through to the general partners of Shandong Fund.
  
  Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 26, 2024, which takes into account 144,857,131 Class A ordinary shares and 72,978,677 Class B ordinary shares.
- Taikang Pension & Insurance Co.,Ltd.: type of reporting person: insurance company (IC); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,327,360 (0.6% of the class)
  Comment: Taikang Pension & Insurance Co.,Ltd. ("Taikang Pension") is a limited partner in Shandong Fund and indirectly holds 1,327,360 Class A ordinary shares (represented by ADSs) of the Issuer, although the voting power and dispositive power with respect to such shares have been passed through to the general partners of Shandong Fund.
  
  Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 26, 2024, which takes into account 144,857,131 Class A ordinary shares and 72,978,677 Class B ordinary shares.
- Beijing Taikang Investment Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; sole voting power 35,844; shared voting power 3,548,520; sole dispositive power 35,844; shared dispositive power 3,548,520; aggregate amount beneficially owned 3,584,364 (1.6% of the class)
  Comment: Beijing Taikang Investment Co., Ltd. ("Beijing Taikang") indirectly holds 35,844 Class A ordinary shares (represented by ADSs) of the Issuer. In addition, Beijing Taikang serves as one of the general partners of Shandong Fund, and exercises certain investment discretion. Accordingly, Beijing Taikang may be deemed to beneficially own 3,548,520 Class A ordinary shares (represented by ADSs) indirectly held by Shandong Fund for purpose of Rule 13d-3.
  
  Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 26, 2024, which takes into account 144,857,131 Class A ordinary shares and 72,978,677 Class B ordinary shares.
- Taikang Insurance Group Inc.: type of reporting person: insurance company (IC); citizenship or place of organization: China (F4); member of a group; sole voting power 9,576,483; shared voting power 0; sole dispositive power 9,576,483; shared dispositive power 0; aggregate amount beneficially owned 9,576,483 (4.4% of the class)
  Comment: Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 26, 2024, which takes into account 144,857,131 Class A ordinary shares and 72,978,677 Class B ordinary shares.

## Item 1. Issuer
Name of issuer: Cango Inc.
Address of issuer's principal executive offices: 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai, China, 200124

## Item 2. Person Filing
Name of person filing:
This statement on Schedule 13G is being filed by the following persons, collectively, the "Reporting Persons." This schedule is filed by and on behalf of: TK Autolink Inc.; Magic Spark Inc.; Shanghai Canji Enterprise Management Consulting Co., Ltd.; Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership); Taikang Life Insurance Co., Ltd.; Taikang Pension & Insurance Co.,Ltd.; Beijing Taikang Investment Co., Ltd.; Taikang Asset Management Co., Ltd.; Taikang Insurance Group Inc.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate parties. The Reporting Persons' Joint Filing Agreement to file this statement on behalf of each of them is attached as Exhibit A hereto.
Address of principal business office or, if none, residence:
TK Autolink Inc.
Address of Principal Office: 4th Floor, Harbour Place, 103 South Church Street,P.O. Box
10240, Grand Cayman, KY1-1002, Cayman Islands

Magic Spark Inc.
Address of Principal Office: 4th Floor, Harbour Place, 103 South Church Street,P.O. Box
10240, Grand Cayman, KY1-1002, Cayman Islands

Shanghai Canji Enterprise Management Consulting Co., Ltd.
Address of Principal Office: Unit C, 9th Floor, No.8 Dongfang Road, China (Shanghai) Free
Trade Zone, Shanghai, China

Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)
Address of Principal Office: No. 11-49-01, Jidong Street, Huanghe Town, Zhangqiu District,
Jinan, Shandong Province, China

Taikang Life Insurance Co., Ltd.
Address of Principal Office:Building No.1, Courtyard No.16, Jinghui Street, Chaoyang District,
Beijing, China

Taikang Pension & Insurance Co.,Ltd.
Address of Principal Office: Building No.1, Courtyard No.16, Jinghui Street, Chaoyang District,
Beijing, China

Beijing Taikang Investment Co., Ltd.
Address of Principal Office: Building No.1, Courtyard No.16, Jinghui Street, Chaoyang District,
Beijing, China

Taikang Asset Management Co., Ltd.
Address of Principal Office: Building No.1, Courtyard No.16, Jinghui Street, Chaoyang District,
Beijing, China

Taikang Insurance Group Inc.
Address of Principal Office: Building No.1, Courtyard No.16, Jinghui Street, Chaoyang District,
Beijing, China
Citizenship:
TK Autolink Inc.: Place of Organization: Cayman Islands
Magic Spark Inc.: Place of Organization: Cayman Islands
Shanghai Canji Enterprise Management Consulting Co., Ltd.: Place of Organization: People's Republic of China
Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership): Place of Organization: People's Republic of China
Taikang Life Insurance Co., Ltd.: Place of Organization: People's Republic of China
Taikang Pension & Insurance Co.,Ltd.: Place of Organization: People's Republic of China
Beijing Taikang Investment Co., Ltd.: Place of Organization: People's Republic of China
Taikang Asset Management Co., Ltd.: Place of Organization: People's Republic of China
Taikang Insurance Group Inc.: Place of Organization: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses on the cover page hereto.
Percent of class: See responses on the cover page hereto.
Sole power to vote or to direct the vote: See responses on the cover page hereto.
Shared power to vote or to direct the vote: See responses on the cover page hereto.
Sole power to dispose or to direct the disposition: See responses on the cover page hereto.
Shared power to dispose or to direct the disposition: See responses on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Taikang Asset Management Co., Ltd.: /s/Duan Guosheng, Duan Guosheng/Chief Executive Officer (02/12/2025)
- TK Autolink Inc.: /s/Li Zhenni, Li Zhenni/Director (02/12/2025)
- Magic Spark Inc.: /s/Shao Wenjing, Shao Wenjing/Director (02/12/2025)
- Shanghai Canji Enterprise Management Consulting Co., Ltd.: /s/Li Zhenni, Li Zhenni/Executive Director (02/12/2025)
- Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership): /s/Cheng Linyan, Cheng Linyan/Representative of the Managing Partners (02/12/2025)
- Taikang Life Insurance Co., Ltd.: /s/Chen Dongsheng, Chen Dongsheng/Chairman (02/12/2025)
- Taikang Pension & Insurance Co.,Ltd.: /s/Xue Zhenbin, Xue Zhenbin/Chairman (02/12/2025)
- Beijing Taikang Investment Co., Ltd.: /s/Chen Yilun, Chen Yilun/Chairman (02/12/2025)
- Taikang Insurance Group Inc.: /s/Chen Dongsheng, Chen Dongsheng/Chairman (02/12/2025)